Exhibit 99.1

Regencell Bioscience Holdings Limited Announces Closing of Registered Direct Offering of Ordinary Shares

HONG KONG, May 22, 2026 – Regencell Bioscience Holdings Limited (Nasdaq: RGC) (the “Company”) announced the closing of a registered direct offering (the “offering”) of approximately $20.0 million led by a $19 million investment from a new fundamental institutional investor with further participation from Univest Securities, LLC (“Univest”), as previously announced on May 19, 2026.

Under the terms of the securities purchase agreement in connection with the offering, the Company agreed to sell an aggregate of 985,222 ordinary shares, par value $0.00001 per share (the “Ordinary Shares”) at a purchase price of $20.30 per Ordinary Share. The aggregate gross proceeds of the offering to the Company were approximately $20.0 million.

Univest acted as the sole placement agent for the offering.

The offering was made pursuant to a shelf registration statement on Form F-3 (File No. 333-294722) which was filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Company on March 30, 2026 and became automatically effective upon filing on March 30, 2026. A prospectus supplement (File No. 333-294722) and accompanying prospectus describing the terms of the offering were filed with the SEC by the Company on May 19, 2026 and are available on the SEC’s website located at http://www.sec.gov. Electronic copies of the prospectus supplement and the accompanying prospectus may be obtained by contacting Univest at info@univest.us, or by calling +1 (212) 343-8888.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities of the Company, nor will there be any sales of such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Regencell Bioscience Holdings Limited

We are an early-stage bioscience company that focuses on research, development and commercialization of Traditional Chinese Medicine for the treatment of neurocognitive disorders and degeneration, specifically Attention Deficit Hyperactivity Disorder and Autism Spectrum Disorder. Our goal is to save and improve the lives of the patients, their families and caregivers and become a market leader for natural and holistic treatments for neurological disorders globally.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC on Forms 20-F and Form 6-K, in its annual reports to shareholders, in its and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties.

A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; changes in the Company’s expenditures; general economic and business conditions globally; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided in this press release is as of the date hereof, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

CONTACT:

Regencell Bioscience Holdings Limited Investor Relations
James Chung
ir@rgcbio.com

SOURCE:

Regencell Bioscience Holdings Limited